                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  ___________

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                         OF THE SECURITIES ACT OF 1934

                     BERINGER WINE ESTATES HOLDINGS, INC.
                     ------------------------------------
                           (Name of Subject Company)


                     BERINGER WINE ESTATES HOLDINGS, INC.
                     ------------------------------------
                       (Name of Person Filing Statement)

                        CLASS A COMMON STOCK, PAR VALUE
                              $0.0001 PER SHARE
                        CLASS B COMMON STOCK, PAR VALUE
                              $0.0001 PER SHARE
                                 -------------
                       (Title and Classes of Securities)

                                   084102102
                                   ---------
                     (Cusip Number of Class of Securities)
                               __________________

                              DOUGLAS W. ROBERTS
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                     BERINGER WINE ESTATES HOLDINGS, INC.
                               610 AIRPARK ROAD
                                NAPA, CA 94558
                                (707) 258-4500

                                WITH A COPY TO:

                                GREGG F. VIGNOS
                         PILLSBURY MADISON & SUTRO LLP
                               50 FREMONT STREET
                            SAN FRANCISCO, CA 94105
                                (415) 983-1000

                                --------------

      (Name, Address and Telephone number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)


[x] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                             CONTACT:    Mora Cronin
                                         (707) 963-8989, ext. 2243

FOR IMMEDIATE RELEASE

                     BERINGER WINE ESTATES TO BE ACQUIRED
                    BY FOSTER'S BREWING GROUP OF AUSTRALIA
          Combination of Beringer and Foster's Mildara Blass Limited
                Creates First Truly Global Premium Wine Company

August 28, 2000, Napa, Calif. --  Beringer Wine Estates Holdings, Inc. (Nasdaq:
BERW), which is majority owned by the Texas Pacific Group, announced today it has reached a definitive agreement to be acquired by Foster's Brewing Group Limited of Australia in a transaction valued at approximately US$1.2 billion or $55.75 per share. Foster's Brewing Group will assume Beringer Wine Estates' debt, bringing the total value of the transaction to more than US$1.5 billion. The acquisition will combine Beringer Wine Estates with Foster's wine subsidiary, Mildara Blass Limited, to create the largest premium wine company in the world. Combined revenues for Beringer Wine Estates and Mildara Blass Limited in fiscal 2000 (ending June 30, 2000) were US$886 million.

Under the terms of the merger agreement, Foster's will promptly commence a tender offer for all outstanding shares of Beringer Wine Estates' stock at a net price of $55.75 per share in cash. The tender offer is expected to commence within a week. Any shares not purchased pursuant to the tender offer will be acquired in a merger at the same $55.75 per share cash price as soon as practicable after completion of the tender offer. The transaction has been approved by the boards of directors of both Beringer Wine Estates and Foster's.

"This represents a new, very exciting chapter for Beringer Wine Estates, and we are proud to be on the forefront of the globalization of the premium wine industry," commented Beringer Wine Estates' Chairman and Chief Executive Officer Walt Klenz. "This combination gives us a business partner with a similar philosophy, and will provide us with access to new markets and new business opportunities which assures Beringer Wine Estates' place as a key player in the world's premium wine industry going forward."

"This is a defining event for Foster's," said Mr. Ted Kunkel, Foster's President and Chief Executive Officer. "We searched the world for a suitable wine acquisition and Beringer Wine Estates was the absolute stand out. It is a first class company which has a strong track record due to the quality of its assets and management's expertise in brand building and marketing."

"This combination of two great wine companies creates the world's first truly global premium wine company, and Mildara Blass and Beringer Wine Estates are pleased to be first movers in this regard," commented Mr. Terry Davis, Managing Director of Mildara Blass Limited. "Beringer Wine Estates is a perfect business partner for Mildara Blass. It has great California wineries and vineyards, strong brands, a history of commitment to quality, outstanding growth, and a strong management team."

Under the terms of the agreement, Beringer Wine Estates will become a wholly owned subsidiary of Foster's Brewing Group. Beringer Wine Estates' senior management and organizational structure will remain unchanged, with business as usual.

Foster's Brewing Group is a leading premium global beverage company dedicated to producing and marketing quality beer, wine and leisure products to millions of consumers across the world. Foster's makes and markets many of Australia's most famous beers, including Foster's Lager and Victoria Bitter. Mildara Blass is Foster's international wine business and the leading premium wine producer in Australia. The company's wine brands are some of Australia's best-known labels, including Wolf Blass, Black Opal, Greg Norman Estates, Yellowglen and Jamiesons Run. Mildara Blass premium wines are sold in more than 67 markets around the world and its winemakers are recognized as being among the best in the world.

Beringer Wine Estates is a market leader in the California premium wine industry. The company consists of six award-winning California wineries:
Beringer Vineyards, Meridian Vineyards, Chateau St. Jean, Chateau Souverain, Stags' Leap Winery, and St. Clement Vineyards, plus an import portfolio of premium brands from Italy, France and Chile. Beringer Wine Estates controls over 10,200 acres of vineyard land, all in the coastal regions of California.

Texas Pacific Group, founded in 1993 and based in Fort Worth, TX, San Francisco, CA, and London, is a private investment partnership with capital of approximately $7 billion. TPG's principals include David Bonderman, James G. Coulter, and William S. Price. The partnership has made significant investments in a broad range of industries, including consumer products (Del Monte), luxury goods (Bally, Ducati, J. Crew), technology (ON Semiconductor, Gemplus), telecommunications (Quantum Bridge, Advanced TelCom Group), airlines (Continental, America West), and healthcare services (Oxford Health Plans).

In connection with the execution of the merger agreement, Foster's entered into tender agreements with the Texas Pacific Group, and the directors and senior management of Beringer Wine Estates, who collectively own approximately 55% of the outstanding shares, pursuant to which such parties agreed, among other things, to tender their shares in the offer.

Completion of the tender offer is subject to customary conditions, including the acquisition by Foster's of a majority of the voting power of Beringer Wine Estates' common shares on a fully diluted basis and the expiration of applicable waiting periods under the Hart-Scott-Rodino Act.

UBS Warburg LLC acted as Foster's financial advisor and is also acting as dealer manager in connection with the tender offer. Jones, Day, Reavis & Pogue acted as counsel for Foster's. Goldman Sachs acted as Beringer Wine Estates' financial adviser in connection with the transaction. Pillsbury Madison & Sutro LLP acted as external legal counsel to Beringer Wine Estates. Cleary, Gottlieb, Steen & Hamilton acted as counsel for Texas Pacific Group.

Note: This press release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current plans and expectations and involve risks and uncertainties that could cause actual future results to be materially different from those set forth in the forward-looking statements. Important factors that could cause actual results to differ include, among others, risks that no transaction will occur, other risks associated with possible business combination transactions, costs related to the merger, and the economic environment of the wine industry.

Foster's has informed Beringer Wine Estates that it intends to file an Offer to Purchase and a Letter of Transmittal with the U.S. Securities and Exchange Commission relating to Foster's offer to purchase all outstanding shares of Class A common stock and Class B common stock of Beringer Wine Estates. All Beringer Wine Estates stockholders are strongly advised to read the Offer to Purchase and Letter of Transmittal when they are available because they contain important information relating to the offer. These documents will be available at no charge on the SEC's website at http:\\www.sec.gov and may be obtained for free from MacKenzie Partners, Inc. by calling (800) 322-2885.

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